July 11, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:        Mr. Larry Spirgel

Re:          Clear Channel Outdoor Holdings, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 14, 2011

Dear Mr. Spirgel:

This letter is in response to the Staff’s comments to the Company by its letter dated June 27, 2011 relating to the above-referenced Form 10-K.  Our responses are referenced to the applicable Staff comment and the paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s comment letter.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 36

1.
Please expand your discussion of results of operations in total and by segment to identify and discuss key performance indicators, including non-financial performance indicators that you use to manage the business and that would be material to investors.  Your discussion should include the increase or decline in revenue attributable to pricing and volume.  You should identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance in the future.  For example, you should discuss the impact that digital media will have on your results of operations in the future.  Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with the proposed disclosures that you will include in your future filings.

Key performance indicators used to manage our business include average rates, yield, occupancy and inventory levels as disclosed on page 35 of the Form 10-K.    The Company will expand its disclosures of these key performance indicators in future filings to the extent material to an understanding of the Company's financial condition and operating performance.

The Company will expand its disclosure in total and by segment in future filings to include the increase or decline in revenue attributable to pricing and volume to the extent material.

Securities and Exchange Commission
July 11, 2011

The Company’s advertising revenue is highly correlated to changes in GDP, both domestically and internationally.  The Company will add a discussion in its “Executive Summary” section of its MD&A of how GDP or other market or industry indicators have affected the results of operations and how the trend of such indicators might impact future results.

The continued deployment of digital billboards is a key strategy for our Americas business.  The Company disclosed on page 3 of its Form 10-K that it had deployed a total of 615 digital displays in 36 markets in the United States as of December 31, 2010.  The Company also discussed its digital billboard strategy and anticipated cash flow impact on page 51 of the Form 10-K.

The Company will disclose the number of digital displays deployed during the reporting period in the “Executive Summary” section of its MD&A to the extent such disclosure would provide readers with further insight into the volume driven increase in the Company’s digital display revenues during the reporting period.

The Company will also consider discussing expected future digital display deployments occurring after the period covered by the report if the deployments are reasonably likely to have a material effect on its future operating performance.

Notes to Consolidated Financial Statements, page 64

Note 7 – Commitments, Contingencies and Guarantees, page 80

2.
We note that you received final unfavorable rulings by the third administrative level for both L&C and Klimes.  We also note that you did not accrue any costs related to these claims based on your review of the law in similar cases in other Brazilian states.  Tell us in more detail how you concluded that at December 31, 2010, was not probable that you had incurred a liability with respect to these claims.  Also, disclose the range of reasonably possible loss.  If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450.

Based on our understanding of the relevant law and legal precedents and the advice of multiple well-respected Brazilian law firms and value-added tax (“VAT”) experts, we concluded that at December 31, 2010 it was not probable that we had incurred a loss.  The bases for our conclusion are further described below.

In Brazil, after completing each step of the administrative tax court process, most taxpayers must proceed to the judicial courts in order to obtain final resolution. We have been advised that decisions in the administrative courts tend to defer more to the position of the state taxing authority than binding legal precedent or persuasive case law.  In fact, many of the judges in the administrative courts are appointed by the state taxing authority that is seeking to collect the tax.  Other similarly situated companies have won on appeal to the judicial courts after receiving unfavorable rulings from the administrative level.  For example, in a very similar case to the Company’s, a billboard company received an unfavorable ruling on  its challenge to the imposition of the telecommunications ICMS VAT in the administrative courts in the Brazilian state of Santa Catarina but then prevailed in 2009 when it appealed to the judicial courts.

Securities and Exchange Commission
July 11, 2011

We have been advised by multiple well-respected law firms in Brazil, and we also reviewed cases from other Brazilian states and academic writings stating that the VAT should not apply to billboards.  We have been unable to locate any case law holding that the VAT should apply to billboards. In addition, the leading Brazilian scholar in the VAT area reviewed the cases and provided his expert opinion to the administrative courts that the VAT should not apply to Klimes or L&C.

Based on our understanding of the relevant law and legal precedents and the advice of multiple well-respected Brazilian law firms and VAT experts described above, we concluded that at December 31, 2010 it was not probable that we had incurred a loss.  Please note that information gathered subsequent to the filing of our Form 10-K further supports our position that a loss is not probable.

As we stated in the Form 10-K, as of December 31, 2010 (at an exchange rate of .58), the amounts allegedly owed (1) by L&C are approximately $9.3 million in taxes, approximately $18.6 million in penalties and approximately $25.8 million in interest and (2) by Klimes are approximately $10.5 million in taxes, approximately $5.2 million in penalties and approximately $16.1 million in interest.  Interest will continue to accrue at variable rates during the appeal process until the matter is resolved.

Accordingly, the maximum loss as of December 31, 2010 was $85.5 million.  If the judicial courts rule that the VAT does not apply, the businesses will pay nothing.  Consequently, the range of reasonably possible loss at December 31, 2010 is from zero to $85.5 million, and the maximum loss that could ultimately be paid depends on the timing of resolution and applicable future interest rates.  Such disclosures will be included in our future filings.

Note 13 – Segment Date, page 92

3.
Please disclose all information as required by ASC 280-10-50-41, including deferred tax assets located in the public entity’s country of domicile and located in all foreign countries.  Also if revenue and assets in an individual foreign country are material, those revenues and assets should be disclosed separately.

The Company will disclose, in future filings, all information required by ASC 280-10-50-41 as well as revenue and assets in an individual foreign country to the extent material.

Note 14 – Quarterly Results of Operations, page 94

4.	Please disclose the reason(s) for material differences in net income between quarterly periods presented.

The Company will disclose the reason(s) for material differences in net income between quarterly periods presented in future filings.

*           *           *           *

Securities and Exchange Commission
July 11, 2011

In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact Scott Hamilton or Tom Casey at (210) 822-2828.

Very truly yours,
/s/ Scott D. Hamilton
Scott D. Hamilton
Senior Vice President and Chief Accounting Officer